Mail Stop 3561

August 21, 2007

Mr. Richard C. Kelly
Chief Executive Officer
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401

      Re: **Xcel Energy Inc., File No. 1-03034**
                  Southwestern Public Service Co., File No. 1-03789
                  Form 10-K for the Fiscal Year Ended December 31, 2006
                  Filed February 23, 2007
                  Form 10-Q for the Fiscal Quarter Ended June 30, 2007
                  Northern States Power Co. (Minnesota), File No. 1-31387
                  Northern States Power Co. (Wisconsin), File No. 1-03140
                  Public Service Company of Colorado, File No. 1-03280
                  Form 10-K for the Fiscal Year Ended December 31, 2006
                  Filed February 27, 2007

Dear Mr. Kelly:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Xcel Energy Inc. Form 10-K for the Fiscal Year Ended December 31, 2006

1. Please note that the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters of Xcel Energy

Inc. and subsidiaries on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material. Please confirm to us your agreement with this objective.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 57

2. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in recording your nuclear decommissioning costs would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please note that this section should supplement, not duplicate, the accounting policy disclosures in the financial statement footnotes. Please refer to SEC Release No. 33-8350.

Consolidated Statements of Cash Flows, page F-4

3. We note that you present the change in restricted cash as an investing activity on your statement of cash flows. Please tell us and disclose in future filings the nature of your restricted cash balance. Please also tell us where restricted cash is classified on your balance sheet.

Note 1. Summary of Significant Accounting Policies

Emission Allowances, page F-12

4. We note that you present the net margin on sales of emission allowances in electric utility operations revenue. Please explain the state regulatory treatment for your emissions allowances and tell us if there is any regulatory precedent for sharing such benefits with ratepayers. We may have further comment.

Note 2. Discontinued Operations, page F-13

5. Please tell us and disclose in future filings your method of allocating interest expense to discontinued operations. Please also explain how your allocation complies with EITF 87-24.

Note 4. Long-Term Debt, page F-15

6. Please disclose in future filings any significant debt covenants under each of your financing arrangements and the repercussions of not meeting them. Also, disclose the existence of any cross-default provisions.

Note 8. Common Stock and Stock-Based Compensation, page F-18

7. Please tell us and disclose in future filings how you treat nonvested restricted stock units and performance shares in your diluted earnings per share computations.

8. You disclose on page F-20 that certain restricted stock units vest upon achievement of an environmental measures target. Please explain the nature and terms of the environmental measure and explain why it qualifies as a performance measure and not an "other" measure that would be accounted for under paragraph 33 of SFAS 123(R). In this regard, it is not clear to us whether 100% of your 2005 and 2006 restricted stock units are classified as liability awards. Please advise. Lastly, please also explain to us what you mean by your statement that the fair values used to calculate expense on your fiscal 2005 and 2006 restricted stock units "are based on the amount of the award calculated as a percentage of salaries."

9. Please tell us in detail and disclose in future filings how you treat dividends on restricted stock grants during the period in which the shares are restricted. Tell us whether your employees are entitled to dividends on restricted stock even in the event that the shares are ultimately forfeited.

Note 9. Benefit Plans and Other Postretirement Benefits, page F-22

10. We note that you recorded a substantial regulatory asset upon adoption of SFAS 158. Please explain in detail how pension costs are recovered in rates. It appears that recovery of the full amount of OPEB expense under SFAS 106 is allowed for all jurisdictions. Specifically tell us whether the full SFAS 87 expense is likewise included in rates by jurisdiction. Please specify the factors supporting your assessment that recovery of your unfunded liabilities in future rates is probable. In this regard, please explain to us what the regulatory asset and liability on page F-55 relating to pension and employee benefit obligations represents. Please be detailed.

11. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Note 11. Derivative Instruments, page F-28

12. You disclose on page F-30 that you qualified several of your long-term power purchase agreements under the normal purchase exception during the first quarter of 2006. Citing authoritative accounting guidance, please explain in detail how you were able to "qualify" such power purchase agreements to meet the normal purchase exception. Please clarify if the transition to normal purchase treatment related to changes in the terms of your agreements, a differing interpretation of the underlying accounting guidance, or a separate cause.

Note 16. Regulatory Assets and Liabilities, page F-55

13. Please tell us the cause(s) of the material decline in your net asset retirement obligation regulatory asset from fiscal year-end 2005 to 2006.

Note 17. Segments and Related Information

14. Please tell us the regulatory treatment of the $6.1 million gain on sale of SPS's delivery system operations. Please reconcile this treatment to the method by which you are reflecting the sale for financial reporting purposes.

Exhibit 12.01 Statement of Computation of Ratio of Earnings to Fixed Charges

15. Please tell us and disclose in future filings the nature of the items included in your "interest charges" line item. Considering that the related amounts do not agree to the interest charges line item on the face of your statements of income, please consider disaggregating this line item into more descriptive line items.

Xcel Energy Inc. Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 3. Discontinued Operations, page 8

16. We note that you reflect the results of PSRI in discontinued operations as a result of your settlement in principle with the federal government regarding your COLI policies. Please explain in detail why PSRI represents a component of an entity pursuant to paragraph 41 of SFAS 144. Typically a component of an entity would have cash in and outflows and operations. PSRI appears to be, in substance, a corporate cost center with clearly distinguishable assets but no discernable revenue stream. If our understanding is incorrect, please clarify it. In this regard,

explain the nature of the COLI policies including the business reason they were originally entered into. Ensure you explain the nature of the revenues from COLI policies included in "All Other" on page 9. Finally, please tell us if any of your other subsidiaries purchase, or intend to purchase going forward similar insurance contracts.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant